SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 20, 2003

ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)	The Press Release issued on June 20, 2003.

PRESS RELEASE

Amsterdam, 20 June 2003

ING Group raises EUR 750 million via ING Perpetuals II

ING Group successfully completed the issuance of a perpetual subordinated loan under the name ‘ING Perpetuals II’. ING raised EUR 750 million among retail investors in the Netherlands (80%) and Belgium (20%). The loan was almost entirely distributed through ING’s own distribution channels in both countries. The proceeds from the loan will be used to fund the organic growth of ING’s banking activities.

The securities bear a variable coupon, which will be reset every quarter. The coupon is based on the yield of Dutch government bonds with remaining terms of ten years, plus an additional fixed spread of 0.5%. The first coupon has been fixed at 4.24%. The interest will be paid at the end of each quarter. After ten years ING has the right to redeem the loan at par on every coupon payment date.

The ING Perpetuals II are listed on Euronext Amsterdam and Brussels. Sole lead manager for this transaction was ING Financial Markets.

Press enquiries:

Joyce Hulst, ING Group, tel. +31 20 541 5469

SIGNATURE

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance

By:	/s/ C.F. Drabbe

C.F. Drabbe Assistant General Counsel

Dated:  June 20, 2003